UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

American Standard Energy Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

02971T107

(CUSIP Number of Class of Securities)

Neal Nenadovic, CFO
Pentwater Capital Management LP
614 Davis Street
Evanston, IL  60201
(312) 589-6405
 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

March 1, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☒

CUSIP No. 02971T107

SCHEDULE 13D
1	NAME OF REPORTING PERSON:
Pentwater Capital Management LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,086,517 (1)

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
5,086,517 (1)

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,086,517 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.85% (1)

14	TYPE OF REPORTING PERSON
IA

(1)             The number of shares shown as beneficially owned includes the aggregate number of shares of common stock owned by the other reporting persons as described in this Schedule 13D/1.

CUSIP No. 02971T107

SCHEDULE 13D
1	NAME OF REPORTING PERSON:
PWCM Master Fund Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
846,260

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.64%

14	TYPE OF REPORTING PERSON
OO

CUSIP No. 02971T107

SCHEDULE 13D
1	NAME OF REPORTING PERSON:
Pentwater Equity Opportunities Master Fund Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,372,609

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.60%

14	TYPE OF REPORTING PERSON
OO

CUSIP No. 02971T107

SCHEDULE 13D
1	NAME OF REPORTING PERSON:
Oceana Master Fund Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,257,650

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.44%

14	TYPE OF REPORTING PERSON
OO

CUSIP No. 02971T107

SCHEDULE 13D
1	NAME OF REPORTING PERSON:
LMA SPC on behalf of MAP 98 Segregated Portfolio

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
609,998

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.18%

14	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13D/Amendment 1, filed on March 12, 2014, by Pentwater Capital Management LP, PWCM Master Fund Ltd., Pentwater Equity Opportunities Master Fund Ltd., Oceana Master Fund Ltd., and LMA SPC for and on behalf of MAP 98 Segregated Portfolio relating to shares of Common Stock of American Standard Energy, Corp.  Information reported in the Schedule 13D/A1 remains in effect except to the extent that it is amended or superseded by information provided herein.

ITEM 4.	PURPOSE OF TRANSACTION

PWCM Master Fund Ltd. entered into a Promissory Note (“Note”) with American Standard Energy, Corp., a Nevada corporation (“American Standard NV”) and American Standard Energy Corp., a Delaware corporation (“American Standard DE”).

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

 The percentage calculations on the cover pages are based upon 51,617,371 shares of Common Stock outstanding as reported by the Issuer in the Issuer’s Annual Report on Form 10-K/A for the period ended December 31, 2012 filed on March 6, 2014.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

On March 1, 2016, PWCM Master Fund Ltd. entered into a Note with American Standard NV and American Standard DE.  The Note was issued in connection with a debtor-in-possession credit facility with an aggregate principal amount of $800,000. The Note rate is 10.00% per annum. Interest on the Note is paid on the outstanding principal amount monthly in arrears. It is anticipated that the Note, together with the Credit Agreement and other Credit Documents will be submitted to the United States Bankruptcy Court for the Western District of Texas for approval in connection with the chapter 11 case of American Standard NV and the related chapter 11 case of American Standard DE.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 11, 2016

PENTWATER CAPITAL MANAGEMENT LP

By:	/s/ Neal R. Nenadovic
Name: Neal Nenadovic
Title: Chief Financial Officer

PWCM MASTER FUND LTD.

By:	/s/ David Zirin
Name: David Zirin
Title: Director

PENTWATER EQUITY OPPORTUNITIES MASTER FUND LTD.

By:	/s/ David Zirin
Name: David Zirin
Title: Director

OCEANA MASTER FUND LTD.

By:	/s/ David Zirin
Name: David Zirin
Title: Director

LMA SPC FOR AND ON BEHALF OF
MAP 98 SEGREGATED PORTFOLIO

By:	Pentwater Capital Management LP,
its investment manager

By:	/s/ David Zirin
Name: David Zirin
Title: Director